SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM 6-K

                          Report of a Foreign Issuer

                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934

                         For the month of August 2002

                               ASML Holding N.V.

                                  De Run 1110
                               5503 LA Veldhoven
                                The Netherlands
                   (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


                   Form 20-F /X/                 Form 40-F /_/



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                   Yes __                         No /X/


If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Exhibits


99.1 "ASML Files Patent Infringement Claim Against Nikon in Japan," dated August 20, 2002.

99.2 ASML 2002 Semi Annual Results Presentation dated July 17, 2002.




                                  SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        ASML HOLDING N.V. (Registrant)

Date: September 13, 2002                By:  /s/ Peter T.F.M. Wennink
                                           ---------------------------------
                                            Peter T.F.M. Wennink
                                            Vice President of Finance/
                                            Administration and Chief
                                            Financial Officer